EIGER TECHNOLOGY, INC.

ANNUAL INFORMATION FORM

2004

February 28, 2005

2          GENERAL DEVELOPMENT OF THE BUSINESS OF THE COMPANY………                 3

GLOSSARY

The following is a glossary of some terms that appear in the discussion of the business of the Company as contained in this Annual Information Form.

  “electronic ballasts”  A component  that starts a fluorescent lamp.

  “LAN”                       “Local Area Network” is a group of PC’s, computers and peripheral devices that are linked together where each device is located in close proximity to all the other devices.  LANs typically consist of a number of PC’s, shares printers, shared directories and files.

  “peripherals”            A peripheral is a device, which can be attached to a PC and is controlled by its processor.  Examples include printers and modems.

“VoIP”                        Voice over Internet Protocol is a term used in telecommunications for a set of facilities for managing the delivery of voice information over broadband.  A major advantage of VOIP is that it avoids the tolls charged by ordinary telephone service.

INCORPORATION

The Company

Eiger Technology, Inc. (the “Company” or “Eiger”) was incorporated under the name ”Alexa Ventures Inc.” under the Company Act (British Columbia) on September 8, 1986.  The memorandum of the Company was amended on November 26, 1999 to change the name of the Company from Alexa Ventures Inc. to “Eiger Technology, Inc.” In November 2000 the Company changed its jurisdiction of incorporation from British Columbia to Ontario.

Eiger is a public company listed as symbol “AXA” on the Toronto Stock Exchange and as “ETIFF” on the Nasdaq OTCBB. The Company’s registered head office and executive office is located at 330 Bay Street, Suite 602, Toronto, Ontario, M5H 2S8.

Subsidiaries

The following is a list of each material subsidiary of the Company and the jurisdiction of incorporation and the direct or indirect percentage ownership by the Company of each subsidiary:

Name of Subsidiary	Jurisdiction of Organization	Percentage of Voting Securities Owned of Controlled
Newlook Industries Corp. (“Newlook”)	British Columbia	90%
K-Tronik International Corp. (“K-Tronik”)	Nevada	64%

In this Annual Information Form, unless the context indicates otherwise, the “Company” refers to Eiger Technology, Inc. and its consolidated subsidiaries.  All dollar references in this document are in Canadian dollars, unless otherwise specifically indicated.

Corporate Structure

The following is an organizational chart showing the Company’s material subsidiaries:

                        ----------------------------------

                           Eiger Technology, Inc.

                        -------------------------------------

       64%                                                  90%

       ------------------------------           --------------------------------------

      K-Tronik International          Newlook Industries

      Corp. (a Nevada Corp.)      Corp. (a British Columbia Corp.)
      -------------------------------           --------------------------------------

                                                                                     100%

                                                                  --------------------------------------

                                                       Onlinetel Corp.

                                                     (a Canadian Corp.)

                                                  ---------------------------------------

GENERAL DEVELOPMENT OF THE BUSINESS OF THE COMPANY

Company Profile

Eiger Technology, Inc. is a technology-focused management company with two main subsidiaries; Newlook Industries Corp. (“Newlook”) and K-Tronik International Corp. (“K-Tronik”). Eiger’s head office is located in Toronto, Ontario and has five staff.

Newlook is listed on the TSX Venture Exchange under symbol “NLI”. Eiger holds a 90% controlling stake in Newlook. On March 18, 2004, Newlook acquired 100% of the shares of Onlinetel Corp. (“Onlinetel”). Based in Ontario, Onlinetel is a Canadian provider of VoIP-based telecommunications services.  The objective of the company is to continue to build on the technical and cost effective strength of Voice-over-Internet Protocol ("VoIP") technology, its proprietary applications and its national network, and by developing and growing its unique ad-based Call Zone/Call World plan. Onlinetel will continue to market its high-quality, low-cost services in the same manner that has made them a strong value proposition for Canadians.

K-Tronik is listed on the Nasdaq OTC Bulletin Board under symbol “KTRK”. Eiger holds an approximate 64% controlling stake in K-Tronik. K-Tronik currently has no active business as it entered into an agreement to sell all of its interest in K-Tronik N.A. Inc. and the fixed assets of its subsidiary, K-Troniks Asia Ltd. on December 15, 2004. As controlling shareholder, Eiger sees this as a step in restructuring of debt in its subsidiaries and upon completion of the transaction, K-Tronik will be reviewing opportunities to enhance shareholder value through acquisition.

History of the Company

The Company entered the energy efficient lighting business in 1991.  The Company’s two main operating subsidiaries in this non-core business have been K-Tronik and ADH Custom Metal Fabricators Inc. (“ADH”). ADH operated from the Company’s 55,000 square foot manufacturing and engineering facility located in Stratford, Ontario.  ADH manufactured and distributed transformer housings, switch housings and electronic data racks, as well as fluorescent light fixtures and reflectors.  ADH was wound-up in August 2003.

On April 1, 1998, the Company purchased 53% of the common stock of K-Tronik for $275,000, plus options entitling the holders to acquire up to 250,000 common shares of the Company.  During fiscal 1998, the Company consolidated two of its South Korean subsidiaries, Energy Products, Inc. (its South Korean energy saving products sales arm) and (a manufacturer of electronic ballasts) and, which were eventually combined under the name “K-Tronik Asia, Inc.” The Company currently is a 64% shareholder of K-Tronik. On September 15, 2000, the Company sold its 60% interest in Lexatec VR Systems, Inc. to facilitate focussing on Eiger’s core business at the time. On December 15, 2004, K-Tronik entered into an agreement to sell all of its interest in K-Tronik N.A. Inc. and the fixed assets of its subsidiary, K-Troniks Asia Ltd. It is expected that K-Tronik International Corp. will no longer be engaged in the business of manufacturing, distributing or selling electronic ballasts.

The Company entered the computer peripheral business following a series of transactions in September 1999 that has since resulted in the Company owning a 58% interest in Eiger Net of South Korea. This was affected through payment of a US $1,000,000 cash consideration and 500,000 common shares of the Company issued for a combined aggregate value of US $1,500,000. Additionally, 600,000 common shares of the Company were issued on February 29, 2000 pursuant to this agreement. On July 31, 2004, the remaining operating management shareholders of Eiger Net, Inc. in South Korea acquired Eiger’s interest in Eiger Net, Inc. for a nominal sum as required by South Korean law. As such, the purchasers will assume all of the outstanding liabilities of Eiger Net, Inc. as at that date.

The Company entered into the VoIP telecom services business when, through Onlinetel Corp., it acquired 100% of the shares of Onlinetel, Inc. through a Share Exchange agreement under the provisions of Chapter 92a of the NGCL (Nevada General Corporate Law). 99.97% of Onlinetel’s shares have been exchanged pursuant to the Share Exchange Agreement. Eiger has issued 1,800,000 shares on a pro rata basis for 100% of the shares of Onlinetel, Inc.

As consideration for the acquisition of Onlinetel, Inc. Eiger will issue a maximum of 9,000,000 common shares which shall be comprised of 1,800,000 shares issued to the former shareholders of Onlinetel and up to an additional 7,200,000 shares pursuant to an earn out provision totalling 1,800,000 shares per year, over a period of four years, with possible extension provisions for an additional period of four years, based on Onlinetel’s ability to meet the following operating benchmarks and Eiger’s approval:

	2002	2003	2004	2005
Revenue	$19,083,488	$37,347,766	$50,849,180	$59,867,184
Net Income	$2,442,015	$6,212,532	$9,352,747	$13,848,741

Under the formula in the agreements, if any of the above targets is not met in any of the above noted years, any gross sales or net income earned or achieved in that year is added to the targets of subsequent years.  The common shares of the company to be issued in respect of those targets are to be considered cumulative and can be achieved in any subsequent year in respect of the terms of the agreement, if extensions are granted by Eiger.

On March 18, 2004, Newlook completed an agreement to acquire 100% of the outstanding common shares of Onlinetel by issuing 12,727,273 common shares of Newlook to Eiger. A further 7,272,727 common shares were issued to Eiger in settlement of $1,200,000 of debt owing from Onlinetel to Eiger. Immediately prior to the transaction, Eiger owned 100% of the shares of Onlinetel, and over 80% of the shares of Newlook.

Recent Financings

2004 Newlook Private Placement

On March 18, 2004, Newlook closed a private placement of 1,000,000 units of its securities at a price of $1.00 per unit. Each unit is comprised of one share and one warrant. Each warrant is convertible to one common share for a period of one year at an exercise price of $1.25 per share. Newlook has the right to request the exercise of the warrants if its common shares equal or exceed $2.00 for 10 or more consecutive trading days. The private placement was fully subscribed, for which Newlook received proceeds of $1,000,000.

March 2003 Private Placement

On March 27, 2003, the Company closed a private placement of units at $0.45 with a 1-year warrant to purchase an additional share for $0.55. The shares and warrants comprising the private placement carried a hold period of four months commencing from the date of their issuance, being July 26, 2003. Insiders of the company purchased a total of 310,598 units at $0.46 per unit. The higher price to insiders resulted in the issuance of 993,098 units for total proceeds of $450,000.

March 2000 Special Warrant Financing

Pursuant to an underwriting agreement dated March 7, 2000 between the Company and Dundee Securities Corporation, Canaccord Capital Corporation and BMO Nesbitt Burns Inc., the Company issued by way of private placement a total of 4,400,000 Special Warrants at a purchase price of $5.00 per special warrant for gross proceeds of $22,000,000.  Each Special Warrant entitled the holder to acquire 1.1 common shares in the capital of the Company.

December 1999 Private Placement

On December 13, 1999, the Company sold by way of private placement 700,000 units at a price of $1.128 per unit. Each unit consisted of one common share of the Company and one warrant exercisable for one common share of the Company at a price of $1.41 per common share.

Other Recent Developments

Eiger takes Onlinetel Public

Newlook closed its acquisition of all the issued and outstanding shares of Onlinetel from Eiger on March 18, 2004. On November 18, 2003, Newlook entered into the agreement to acquire all of the issued and outstanding shares of Onlinetel from Eiger. As consideration for the acquisition, Newlook was to issue a total of 20,000,000 common shares to Eiger at $0.165 per share for a deemed value for the transaction of $3,200,000. On February 18, 2004, Newlook entered into an agreement to settle $1,200,000 of debt which was owed by Onlinetel to Eiger by issuing 7,272,727 common shares to Eiger. Concurrently with the signing of the debt settlement agreement, the Onlinetel agreement was amended to reduce to 12,727,273 the number of shares issued to Eiger as consideration for the Onlinetel shares. The February 18, 2004 amendment to the Onlinetel agreement and the debt settlement agreement did not change the total number of shares to be issued to Eiger by the Company. This number remained at 20,000,000. The 20,000,000 shares of Newlook issued to Eiger under the terms of the Onlinetel agreement and the debt settlement agreement are subject to a six year Tier II surplus security escrow agreement.

Eiger takes K-Tronik Public

On January 21, 2004, Eiger’s majority-owned subsidiary, K-Tronik commenced trading on the NASDAQ OTCBB under the symbol “KTRK”. Eiger currently owns 14.4 million common shares or 64% of K-Tronik.

NARRATIVE DESCRIPTION OF THE BUSINESS

Overview of the Business of the Company

The Company has two principal subsidiaries, namely, Newlook Industries Corp. and K-Tronik International Corp.

NEWLOOK INDUSTRIES CORP.

Newlook Industries Corp. (“Newlook”) has a 100% ownership stake in Onlinetel Corp., a next-generation telecommunications software and services company, which harnesses the power of proprietary soft-switch technology to deliver state of the art Voice over Internet Protocol (VoIP) communication services to individuals, businesses and carriers. Utilizing soft switch technology, Onlinetel converts analog voice conversations to digital I.P. packets and routes voice calls, phone-to-phone, over the Internet from any wireless or landline connection. The integration of voice and data networks eliminates the need for traditional telecom services and provides a substantial increase in communication cost efficiencies.

By leveraging its technology platform and scalable network infrastructure, Onlinetel has taken advantage of disruptive pricing and delivers multiple communication offerings to its customers. Onlinetel offers telephony services for international calling, long distance calling subscriptions plans and Internet access. Through its Intelliswitch application, Onlinetel has pioneered and developed a new media for advertisers, enabling individuals and businesses to benefit from free long distance while sponsors benefit from one-to-one advertisements to callers. Through the use of the proprietary “Ad-Tree” software, sponsors are able to focus on a targeted consumer base.

Onlinetel delivers toll-quality communications at some of the most competitive long distance rates possible. With reduced investment cost burdens, Onlinetel’s soft-switch technology reliably scales to service millions of callers. Onlinetel’s continued expansion of its own national network along with seamless and virtual connections worldwide with leading carriers extends Onlinetel’s reach to the global community. Onlinetel’s operations have been serving the Canadian market for over 14 years.

K-TRONIK INTERNATIONAL CORP.

On December 15, 2004, K-Tronik International Corp. entered into an agreement to sell all of its interest in K-Tronik N.A. Inc. (“KTNA”) and the fixed assets of its subsidiary, K-Troniks Asia Ltd. ("KTA"). The terms of the Agreement call for KTA to use the purchase proceeds to retire the debts of KTA to the purchaser. Upon final closing of the agreement, it is expected that the purchaser will own all of the issued and outstanding shares of KTNA and the assets of KTA. It is further expected that K-Tronik International Corp. will no longer be engaged in the business of manufacturing, distributing or selling electronic ballasts. Eiger sees this as a step in restructuring of debt in its subsidiaries and upon completion of this transaction, K-Tronik will be reviewing opportunities to enhance shareholder value through acquisition.

Description of Principal Products

Newlook serves the retail and business market segments of the long distance industry across Canada through its subsidiary, Onlinetel.  Onlinetel’s foundation blocks are a national and scalable VoIP network infrastructure, toll-quality service and offering some of the most competitive long distance rates possible. Upon these foundation blocks, Onlinetel provides multiple innovative products and services, producing four main revenue streams. These revenue streams include:

  Call Zone/Call World – Free, sponsor-subsidized, ad-based provincial calling with no-ad international calling.
  Subscription Plans – Traditional long distance and Internet plans for the residential and small office/home office (“SOHO”) market.
  Advertising - New media services for sponsors on the Call Zone free calling network.
  10-10-580 - Dial-around services for pay-per-call domestic and international calling.

During fiscal 2004, the K-Tronik subsidiary served the retrofit and new building electronic fluorescent light ballast market in the USA, Canada, South America and Korea.  K-Tronik energy efficient electronic ballasts were manufactured in China with research and development facilities in both Asia and the U.S.

Methods of Product Distribution

The Company’s Onlinetel subsidiary markets its telephony services through various advertising and promotional medium, including its own advertising based calling network and internal sales staff.  By focusing on delivering Canadians a high-quality, premium-value service offering some of the most competitive national rates, the subscription base has expanded through customers’ word of mouth.

During fiscal 2004, the K-Tronik subsidiary had a distribution network that includes a head office sales force coupled with regional sales representatives. K-Tronik sold to a broad base of customers in the construction and retrofit sector of the U.S.

Research and Development

Management believes that the Company has a competitive advantage over many of its competitors in terms of product development and market rollout as it currently conducts all of its own research and development, unlike many of its competitors.  This enables management to monitor both the timely development of products with a view to current technology and market demand as well as controlling the cost-effectiveness of research and development activities, thereby reducing overhead costs and the risk of timing delays that could lead to introduction of obsolete products into the rapidly changing marketplace in which the Company operates.

Facilities

The Company’s executive and registered head office is located at 330 Bay Street, Suite 602, Toronto, Ontario M5H 2S8. Newlook and Onlinetel’s offices are located at 330 Bay Street, Suite 602, Toronto, Ontario M5H 2S8.  K-Tronik's offices are located at 290 Vincent Avenue, 3rd Floor, Hackensack, NJ 07601.

Employees

The Company and its subsidiaries currently have approximately 21 staff.

Risks Associated with the Company’s Operations

The Company’s operations are subject to a variety of risks and uncertainties.  The following factors are not to be considered a definitive list of all risks associated with the Company’s operations.

Foreign Operations

The Company derived a significant portion of its revenue from the U.S. and outside of North America in fiscal 2004.  International sales are subject to certain risks, including unexpected changes in legal and regulatory requirements and policy changes affecting the Company’s markets; changes in tariffs, currency exchange rates and other barriers; political and economic instability; difficulties in accounts receivable collection; difficulties in managing distributors and representatives; difficulties in protecting the Company’s intellectual property; and potentially adverse tax consequences.  See also "Foreign Exchange Rate" below.

Management of the Growth of the Company

The implementation of the Company’s business strategy could result in a period of rapid growth.  This growth could place a strain on the Company’s managerial, operational and financial resources and information systems.  Future operating results will depend on the ability of senior management to manage rapidly changing business conditions, and to implement and improve the Company’s technical, administrative, financial control and reporting systems.  No assurance can be given that the Company will succeed in these efforts.  The failure to effectively manage and improve these systems could increase the Company’s costs and adversely affect its ability to sell and deliver its products and services.

Competition

The Company faces competition in each of its markets and has competitors, many of which are larger and have greater financial resources than the Company.  There can be no assurance that the Company will be able to continue to compete successfully in its markets.  Because the Company competes, in part, on the technical advantages and cost of its products, significant technical advances by competitors or the achievement by such competitors of improved operating effectiveness that enable them to reduce prices could reduce the Company’s competitive advantage in these products and thereby adversely affect the Company’s business and financial results.

New Products and Technological Change

The market for the Company’s products is characterized by rapidly changing technology, evolving industry standards and frequent new product introductions, which may be comparable or superior to the Company’s products.  The Company’s success will depend upon market acceptance of its existing products and its ability to enhance its existing products and to introduce new products and features to meet changing customer requirements.  There can be no assurance that the Company will be successful in identifying, manufacturing and marketing new products or enhancing its existing products on a timely and cost-effective basis or that such new products will achieve market acceptance.  In addition, there can be no assurance that products or technologies developed by others will not render the Company’s products or technologies non-competitive or obsolete.

New Market Development

There can be no assurance that the Company will be able to identify, develop and export to countries or geographic areas in which it is not presently selling.

Going Concern

The Company’s continued existence as a going concern is dependent upon the Company’s ability to raise additional capital, to increase sales, and ultimately become profitable. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

Intellectual Property

The Company has not obtained patent protection nor registered trademarks or copyrights for all of its proprietary technology or products.  As the Company has not protected all of its intellectual property, its business may be adversely affected by competitors copying or otherwise exploiting features of the Company’s technology, products, information or services.

Dependence on Key Personnel and Skilled Employees

The success of the Company is dependent, in large part, on certain key personnel and on the ability to motivate, retain and attract highly skilled persons.  The employment market for skilled technology employees is extremely tight.  There can be no assurance that the Company will be able to attract and retain employees with the necessary technical and technological skills given the highly competitive state of the employment market for these individuals.  The loss of such services or the failure by the Company to continue to attract and retain other key personnel may have a material adverse effect on the Company, including its ability to develop new products, its ability to grow earnings and its ability to accelerate revenue growth.

Risks of International Business

The Company had production facilities in Asia and North America during fiscal 2004. As well, the Company distributed, marketed and sold its products in numerous foreign countries.  Accordingly, the Company was subject to the risks associated with producing and selling in international markets.  These risks include the imposition of tariff and non-tariff barriers to trade requirements for export licenses local business regulation including the imposition of taxes.

Relationship with Production Employees

Although the employees of the Company are not unionized, there can be no assurance that this will not occur.  Management of the Company is of the opinion that the unionization of its operations would have a detrimental effect on the Company’s ability to remain competitive.

Uncertain Operating Results

The Company’s operating results have varied and may continue to vary significantly depending on such factors as the timing of new product announcements, increases in the cost of raw materials and changes in pricing policies of the Company and its competitors.  The market price of the Shares may be highly volatile in response to such fluctuations.

Foreign Exchange Rate

Material appreciation of the Canadian dollar against the US dollar would reduce the profitability of the Company’s U.S. sales.  The Company is also exposed to exchange rate fluctuations in the U.S. and Canadian dollar against the Korean Won.

Political Climate in South Korea and China

Political instability in South Korea or China may negatively affect the Company’s ability to manufacture its products on a timely basis, resulting in product shortages.  Management is unaware of any present evidence of political instability of this magnitude in South Korea or China.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Annual Financial Information – Last Five Years

Set forth below is a summary of certain selected consolidated financial information with respect to the Company for the fiscal years ended September 30, 2004, 2003, 2002, 2001 and 2000.  This information should be read in conjunction with the disclosure under the heading “Management Discussion and Analysis”.

705: YEAR ENDED SEPTEMBER 30
	2004 (4) $	2003 (3) $	2002 $	2001 $	2000 (2) $
Total Revenue	12,825,000	22,722,000	19,325,000	30,070,000	57,068,000
Income (Loss) before Unusual Items	(3,396,000)	(3,987,000)	(1,769,000)	(7,526,000)	(896,000)
Net Income (Loss)	(6,438,000)	(7,414,000)	(1,769,000)	(20,327,000)	(693,000)
EPS before Unusual Items	(0.09)	(0.11)	(0.15)	(0.23)	(.04)
Earnings per Share	(0.17)	(0.20)	(0.15)	(0.61)	(.03)
Total Assets	7,048,000	15,778,000	23,758,000	30,721,000	57,145,000
Total Long-term Debt	347,000	1,036,000	940,000	1,014,000	1,488,000
Total Dividends Declared	Nil	Nil	Nil	Nil	Nil

Quarterly Financial Information – Last Eight Quarters (1)

The following table presents selected financial data of the Company for its last eight quarters: Quarterly Financial Information – Last Eight Quarters (1)

The following table presents selected financial data of the Company for its last eight quarters:

Fiscal Quarter - Month Ending	Q3-6/04	Q2-3/04	Q1-12/03	Q4-9/03	Q3-6/03 (3)	Q2-3/03	Q1-12/02	Q4-9/02
Fiscal Year	2004	2004	2004	2003	2003	2003	2003	2002
Total Revenue	3,174,000	3,498,000	4,415,000	4,275,000	5,928,000	7,295,000	5,776,000	5,060,000
Income (Loss) before Unusual Items	(498,000)	(797,000)	(525,000)	(1,660,000)	(860,000)	(445,000)	(1,022,000)	(1,769,000)
Net Income (Loss)	(816,000)	(818,000)	(546,000)	(3,401,000)	(2,546,000)	(445,000)	(1,022,000)	(1,769,000)
EPS before Unusual Items	(0.01)	(0.02)	(0.01)	(0.05)	(0.02)	(0.01)	(0.03)	(0.06)
EPS	(0.02)	(0.02)	(0.01)	(0.09)	(0.07)	(0.01)	(0.03)	(0.06)
Total Assets	15,116,000	15,606,000	16,465,000	15,778,000	21,852,000	24,303,000	23,650,000	23,758,000
Total Long-term Debt	987,000	1,028,000	1,143,000	1,036,000	765,000	795,000	825,000	940,000

(1) Fully diluted earnings per share are the same as net earnings per equity share as the inclusion of common share equivalents in             the earnings per share calculation would have an anti-dilutive effect.

(2) During the fiscal year ended September 30, 2000, the company disposed of its 60% equity interest in Lexatec VR Systems, Inc. to an arms length third party for the sum of $1.  The measurement date for the transaction was June 30, 2000, and the actual date of the disposition was September 1, 2000.  No assets or liabilities of this discontinued operation were on hand at the end of the year.  See the segmented information disclosure in the consolidated financial statements for operating results of the discontinued operations.

(3) On May 28, 2003, management decided to discontinue the operations of ADH.On July 8, 2003, the Company’s operating entity, ADH, sold by public auction all of its inventories, equipment and intellectual properties. Operations were discontinued at that time.

(4) On July 31, 2004, the operating management shareholders of Eiger Net, Inc. in South Korea acquired Eiger’s interest in Eiger Net, Inc. for a nominal sum as required by South Korean law. As such, the purchasers will assume all of the outstanding liabilities of Eiger Net, Inc. as at that date.

Dividend Policy

The Company has never paid cash dividends.  The Company has no fixed dividend policy.  Payment of dividends in the future will depend on, among other things, the Company’s earnings, capital requirements, and financial conditions.  The Company does not anticipate that dividends will be paid in the foreseeable future.

MANAGEMENT DISCUSSION AND ANALYSIS

Reference is made to the section entitled “Management Discussion and Analysis” within the Company’s Annual Report to shareholders for the year ended September 30, 2004, which section is incorporated herein by reference.

MARKET FOR SECURITIES

The Company’s Common Shares are listed and posted for trading on The Toronto Stock Exchange under the symbol “AXA” and are quoted on the Nasdaq OTCBB under the symbol “ETIFF”.

DIRECTORS AND OFFICERS

The following table indicates the names and municipalities of residence for each director and officer of the Company, and indicates their respective principal occupations for the preceding five years.  The table further indicates the date on which the following persons began acting as directors or officers of the Company, as the case may be, and states the number of voting shares of the Company which are beneficially owned by each of them or over which they have direct or indirect control.

Name and Address	Occupation (1)	Director Since	Number of Voting Shares Beneficially Owned or Controlled Directly or Indirectly (2)
Gerry A. Racicot Norwich, ON	President, Chief Executive Officer and Director of the Company	August 21, 1992	1,724,880(5)
Jason R. Moretto Vaughan, ON	Chief Financial Officer and Director of the Company	January 5, 2004	164,496 (3)(4)(6)
Sidney S. Harkema Orillia, ON	Director of the Company; Retired	August 21, 1992	1,514,100 (3)(4)(7)
Robert Hoegler Richmond, BC	Director of the Company; Independent Consultant, Director of MCA Equities Ltd.	February 23, 1996	Nil (3)(4)(8)
Roland P. Austrup Port Sydney, ON	Director of the Company; President/CEO of Integrated Managed Futures Corp.	April 10, 2003	6,500 (3)(4)(9)

Notes:

For the last five years, each of the proposed nominees has been engaged in his current principal occupation, except for Jason Moretto who was previously engaged at BMO Nesbitt Burns.

Includes Shares over which control or direction is exercised. The information as to Shares beneficially owned or controlled, not being within the knowledge of the Company, has been provided by the nominees.

Member of the Audit Committee.

Member of the Corporate Governance and Compensation Committee.

Mr. Racicot holds options to purchase 1,800,000 Shares.

Mr. Moretto holds options to purchase 560,000 Shares.

Mr. Harkema holds options to purchase 235,000 Shares.

Mr. Hoegler holds options to purchase 160,000 Shares.

Mr. Austrup holds options to purchase 275,000 Shares.

The Company does not have an executive committee.

The directors of the Company are elected annually and hold office until the next annual general meeting of the Company’s shareholders or until their successors in office are duly elected or appointed.  All of the Company’s directors were elected at the Company’s most recent annual general meeting, which took place on March 4, 2004. Under the Company Act (Ontario) the Company is required to hold an annual general meeting no more than 15 months after its most recent annual general meeting.

All of the directors of the Company are ordinarily resident in Canada.

The following table indicates the total number of voting shares of the Company held by its directors and officers individually and as a group, and the percentage that such shares form of the total number of voting shares of the Company issued and outstanding.

Name	Number of Shares Beneficially Owned or Controlled Directly or Indirectly	Percentage of Total Shares Issued (1)
Directors and Officers as a Group	3,409,976	8.8%

(1) Based on a total of 38,860,174 Common shares issued and outstanding as at February 17, 2005.

ADDITIONAL INFORMATION

The Company shall provide to any person, upon request to the Secretary of the Company:

1.         when any securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of any securities of the Company:

one copy of this annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference herein;

one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to such financial statements;

one copy of the information circular of the Company in respect of its most recent annual general meeting; and

one copy of any other document which is incorporated by reference into the preliminary short form prospectus or the short form prospectus and is not required to be provided under (a) to (c) above; or

2.         at any other time, a copy of the documents referred to in items (a), (b) and (c) above, upon payment of a reasonable charge if the request for copies of such documents is made by a person who is not a security holder of the Company.

Additional information, including directors’ and officers’ remuneration, principal holders of common shares, options to purchase common shares and interest of insiders in material transactions, is contained in the information circular for the annual general meeting of the Company to be held on March 22, 2005 and additional financial information is provided in the Company’s comparative financial statements for its most recently completed financial year.

Since October 1, 1998, none of the directors or officers of the Company has been indebted to the Company or any of its subsidiaries.